Amendment No. 1 to Prospectus Supplement Dated March 8, 2024	Filed Pursuant to Rule 424(b)(5)
(To the Prospectus dated October 6, 2023)	Registration No. 333-274760

INNOVATE Corp.

Rights to Purchase up to $19.0 Million of Common Stock

This Amendment No. 1 to prospectus supplement amends the prospectus supplement dated March 8, 2024 (the “original prospectus supplement”). This Amendment No. 1 to prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated October 6, 2023 (the “base prospectus”). This Amendment No. 1 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

Extension of Subscription Period

We have distributed to the holders of record as of 5:00 p.m., New York City time, on March 6, 2024 of our common stock, par value $0.001 per share (the “common stock”), our Series A-3 Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A-3 Preferred Stock”), our Series A-4 Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A-4 Preferred Stock” and, together with the Series A-3 Preferred Stock, the “preferred stock”), those certain 2026 Convertible Notes (the “convertible notes”) transferable rights (the “rights”) to purchase up to an aggregate of $19.0 million of our common stock at a cash subscription price of $0.70 per share. Each rights allows you to purchase 0.2858 shares of our common stock.

The rights are currently exercisable and, under the original prospectus supplement, were scheduled to expire if not exercised by 5:00 p.m., Eastern Time, on March 25, 2024. As provided for in the original prospectus supplement, we are extending the period for exercising the rights until 5:00 p.m., Eastern Time, on April 9, 2024. If you wish to exercise your rights you must submit your subscription documents before the new expiration date of 5:00 p.m., Eastern Time, on April 9, 2024.

All references in the original prospectus supplement to the expiration date for exercise of rights are hereby amended as described herein. All other descriptions, terms and conditions set forth in the original prospectus supplement remain unchanged.

Rights which are not exercised by the expiration date of the rights offering will expire and will have no value. You should carefully consider whether or not to exercise or sell your rights before the expiration date. Once you have exercised your rights, your exercise may not be revoked.

Exercising the rights and investing in our common stock involves significant risks. We urge you to read carefully the section entitled “Risk Factors” beginning on page S-23 of the original prospectus supplement and beginning on page 6 of the base prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and all other information included or incorporated by reference in the prospectus and this prospectus supplement in its entirety before you decide whether to exercise your rights.

None of the Company, our board of directors, any committee thereof, or the Dealer Manager makes any recommendation to stockholders regarding whether they should exercise, sell or let lapse their rights.

If you have any questions or need further information about this rights offering, please contact Okapi Partners LLC, our information agent for this rights offering, at (855) 208-8902 or via email at info@okapipartners.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to prospectus supplement is March 25, 2024.